

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

February 16, 2011

By Facsimile (212.715.8000) and U.S. Mail

Peter Smith, Esq.
Kramer Levin Naftalis Frankel LLP
1177 Avenue of the Americas
New York, New York 10036

   Re: **Ameron International Corporation**
       Preliminary Proxy Statement on Schedule 14A filed February 4, 2011
       Filed by Barington Companies Equity Partners, L.P., et. al.
       File No. 001-09102

Dear Mr. Smith:

   In addition to comments we issued in a letter dated February 11, 2011 regarding the above filing, we have the following additional comments.

Schedule 14A

Reasons for Our Solicitation, page 5

1.   We refer you to the tables on pages 5 and 14. Please supplement the disclosure to provide a legend and labels explaining the figures in the table. For example, what metric is being used to evaluate the Company's performance? Also provide an explanation as to why such metric is an appropriate measure of the Company's performance.

We Believe that the Ameron Board has Failed to Protect Stockholders…, page 6

2.   We refer you to the disclosure on page 7 indicating that the Barington Group has "learned that all three of Mr. Marlen's sons have been employed by the Company or one of its joint venture partners in senior positions," and finds this "extremely disturbing . . . in light of the fact that their employment has not been disclosed to the stockholders of Ameron in a timely fashion, if disclosed at all." Disclosure on page 18 of the proxy statement indicates that the Barington Group was informed of "instances of potential wrongdoing or mismanagement at the Company," including "among other things, the employment of all three of Mr. Marlen's sons by the Company or one of its joint venture partners in senior positions, which employment has not been disclosed to the stockholders of Ameron in a timely fashion, if disclosed at all." Please advise us in your response letter of the basis for the Barington Group's conclusion that the above

information was required to be disclosed by the Company. Please also disclose support for the Barington Group's conclusion as to why such information constitutes potential wrongdoing or mismanagement.

<u>We Believe that the Ameron Board Should Take Prompt Action…, page 8</u>

3.   We note the following disclosure on page 8:

- "…it is our belief that the Board waited too long to sell the Company's interest, and would likely have attracted a significantly higher price if it consummated the sale several years earlier. As was noted in a September 15, 2010 article entitled "Gerdau Ameristeel Set to Buy TAMCO" in American Metal Market, TAMCO might have attracted a price of $400 million if sold in mid-2008, at a time when people inside TAMCO were urging Ameron to sell the mini-mill."

Please disclose the basis of the $400 million valuation, the basis for the Barington Group's belief that such potential acquirers were interested in acquiring TAMCO at that price and the identity of the potential acquirers of the unit. Refer to SEC Release No. 34-16833 (including the text surrounding footnote 2). Please also provide in the disclosure support for the statement that "people inside TAMCO were urging the Company to sell the mini-mill."

*   *   *

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions